

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

<u>Via E-mail</u>
Ms. Barbra Kocsis
Chief Financial Officer
ML BlueTrend Futures Access LLC
C/O Merrill Lynch Alternative Investments LLC
Four World Financial Center, 10th Floor
250 Vesey Street
New York, NY 10080

> **Re:** **ML BlueTrend Futures Access LLC**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 0-53794**

Dear Ms. Kocsis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief